# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2002

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-1342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant's name into English)



Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), Form S-3 No. 2-98605 (Canadian Pacific Railway Company) and Form F-9 No. 333-14014 (Canadian Pacific Railway Company).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
(Registrants)

Date: April 25, 2002

By: Name: Robert V. Horte
Title: Senior Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY

# NEWS

Release: Immediate, April 25, 2002

## COST REDUCTION MEASURES GENERATE SOLID FIRST QUARTER PERFORMANCE FOR CPR

**CALGARY** -- Canadian Pacific Railway (TSE/NYSE: CP) announced today its net income for first-quarter 2002 was $136 million, an increase of $101 million over net income of $35 million in the first quarter of 2001. Diluted earnings per share were $0.86 in the first three months of 2002, compared with $0.22 in the same period last year.

In the first quarter of 2002, CPR had a non-recurring income tax benefit of $72 million resulting from a court ruling and subsequent settlement related to prior years' taxes, partially offset by a foreign exchange loss on long-term debt of $4 million after tax. In first-quarter 2001, non-recurring items generated a net benefit of $10 million after tax, and CPR incurred a foreign exchange loss on long-term debt of $37 million after tax.

Excluding non-recurring items and foreign exchange loss on long-term debt, net income in first-quarter 2002 was $68 million, an increase of $6 million, or 10 per cent, over first-quarter 2001. Diluted earnings per share were $0.43, compared with $0.39 in first-quarter 2001. Foreign exchange gains and losses on long-term debt, which are only realized on redemption, are excluded from normalized income due to their short-term volatility caused by fluctuations in Canadian and U.S. currency exchange rates.

Operating income improved by 16 per cent to $176 million, largely due to cost reduction measures and lower fuel prices. Operating income before non-recurring items was $152 million in first-quarter 2001. The operating ratio improved 3.5 points to 79.9 per cent, from 83.4 per cent.

Robert Ritchie, President and Chief Executive Officer of CPR, said: "Going into the quarter, we fully expected to face challenges on revenue and responded quickly by bringing expenses down at a rate that exceeded the revenue decline. CPR demonstrated again this quarter that it can generate value for shareholders even in the face of a soft economy."

Expenses in the first quarter of 2002 were $699 million, a decrease of $67 million compared with $766 million before non-recurring items in first-quarter 2001. Fuel expense fell 26 per cent, reflecting an easing in fuel prices and lower workload. Materials and purchased services expenses were down 15 per cent overall. Costs generated by a derailment at Minot, North Dakota, were more than offset by insurance recoveries from previous years, ongoing cost containment initiatives and reduced train accidents through safer operations. Compensation and benefits expense fell 2 per cent mainly due to lower traffic volumes and ongoing productivity initiatives that led to workforce reductions. There were about 1,700 fewer employees in first-quarter 2002 than in the same period of 2001.

Freight revenues in the first quarter of 2002 were $40 million lower than in the first quarter of 2001. Grain revenues were down 20 per cent as volumes fell following the lowest Canadian grain crop production in 12 years. A reduction in Canadian grain volumes to the U.S. also contributed to the revenue decline. Industrial products were down 7 per cent due to weak economic conditions. Automotive revenues increased 10 per cent as consumers continued to respond positively to manufacturer incentives. Forest products revenues were up 4 per cent as pending countervailing duties and strong housing starts resulted in increased lumber shipments which more than offset lower pulp and paper volumes.

"CPR is well positioned for an upturn in the economy and there are now prospects for modest recovery in the second half of the year," Mr. Ritchie said. "At the same time, our team will not let up on expenses. We will maintain tight cost control going forward while managing our people, resources and processes to enhance safety and service."

Net income was affected by a $19-million increase in interest expense as a result of higher debt levels, largely attributable to CPR's increased debt following its spin-off last year from Canadian Pacific Limited. CPR has announced its intention to redeem US$250 million (CDN$399 million) of 8.85% Debentures with funding derived principally from available cash balances. This resulted in a redemption premium reflected in other income and charges. Also included in other income and charges was interest income related to the tax settlement.

Financial results for 2001 have been restated to reflect changes in Canadian accounting standards, effective January 1, 2002, for the treatment of exchange gains and losses on foreign denominated debt. The new standards no longer allow the deferral and amortization of unrealized foreign exchange gains or losses on long-term debt. As a result, fluctuations in the exchange rates between Canadian and U.S. currencies will more readily impact CPR's reported current earnings. The adoption of new accounting standards for the treatment of foreign exchange gains and losses resulted in a foreign exchange loss on long-term debt of $4 million in first-quarter 2002, compared with a restated loss of $41 million in the same period of 2001. Canadian currency devaluation versus the U.S. dollar was negligible in first-quarter 2002, compared with a decline of 6 cents (4 per cent) in first-quarter 2001. The foreign exchange loss in 2002 on CDN$2.8 billion (US$1.8 billion) of debt was further mitigated by a designated net investment hedge in CPR's U.S. subsidiaries of CDN$1.4 billion (US$0.9 billion).

CPR's effective income tax rate excluding non-recurring items and foreign exchange loss on long-term debt for the period was 31 per cent, compared with 40 per cent a year ago, largely due to declining corporate income tax rates in Canada and a more efficient tax structure.

**NOTE: CPR's results, excluding non-recurring items and foreign exchange loss on long-term debt as defined in this news release, are presented to provide the reader with information that is readily comparable to prior years' results and reflects the ongoing and underlying operations at CPR. It should be noted that operating results excluding non-recurring items and foreign exchange loss on long-term debt are not defined by Canadian generally accepted accounting principles and therefore may not be readily comparable to other companies' presentations of operating results. A reconciliation of income excluding non-recurring items and foreign exchange loss on long-term debt to net income as presented in the financial statements is detailed in the attached Summary of Rail Data.**

**This news release may contain forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR's annual report and annual information form. Financial results in this news release are reported in Canadian dollars.**

CPR's 14,000-mile network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR's track feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR's market reach beyond its own network and into the major business centres of Mexico. For more information, visit CPR's website at www.cpr.ca.

Contacts:

Media
Len Cocolicchio
Tel.: (403) 319-7591
Cell: (403) 650-2748
len_cocolicchio@cpr.ca

Investment Community
Paul Bell
Vice-President, Investor Relations
Tel.: (403) 319-3591
investor@cpr.ca

**CANADIAN PACIFIC RAILWAY**

## *STATEMENT OF CONSOLIDATED INCOME*

**(in millions, except per share data)**

| | For the three months ended March 31 2002 (unaudited) | 2001 restated - Note 3 (unaudited) |
|---|---|---|
| **Revenues** | | |
| Freight | $ 839.8 | $ 879.3 |
| Other | 35.6 | 39.0 |
| | 875.4 | 918.3 |
| **Operating expenses** | | |
| Compensation and benefits | 289.3 | 296.3 |
| Fuel | 83.6 | 113.5 |
| Materials | 48.5 | 63.7 |
| Equipment rents | 64.5 | 69.0 |
| Depreciation and amortization | 88.1 | 81.8 |
| Purchased services and other | 125.5 | 142.0 |
| | 699.5 | 766.3 |
| Operating income before the following: | 175.9 | 152.0 |
| Spin-off related and incentive compensation charges *(Note 2)* | - | 15.6 |
| **Operating income** | 175.9 | 136.4 |
| Other charges *(Note 4)* | 12.7 | 2.7 |
| Foreign exchange loss on long-term debt *(Note 3)* | 3.7 | 41.2 |
| Interest expense *(Note 5)* | 64.3 | 45.6 |
| Income tax (recovery) expense | (41.2) | 12.1 |
| **Net income** | $ 136.4 | $ 34.8 |
| **Basic earnings per share** *(Note 7)* | $ 0.86 | $ 0.22 |
| **Diluted earnings per share** *(Note 7)* | $ 0.86 | $ 0.22 |

See Notes to Interim Consolidated Financial Statements.

**CANADIAN PACIFIC RAILWAY**

*CONSOLIDATED BALANCE SHEET*
**(in millions)**

| | March 31 2002 (unaudited) | December 31 2001 restated - Note 3 (audited) |
|---|---|---|
| ***Assets*** | | |
| **Current assets** | | |
| Cash and short-term investments | $ 502.1 | $ 556.9 |
| Accounts receivable | 523.0 | 464.1 |
| Materials and supplies | 121.7 | 102.3 |
| Future income taxes | 91.3 | 92.2 |
| | 1,238.1 | 1,215.5 |
| Investments | 93.8 | 94.9 |
| Net properties | 7,906.3 | 7,935.5 |
| Other assets and deferred charges | 478.7 | 415.2 |
| ***Total assets*** | $ 9,716.9 | $ 9,661.1 |
| ***Liabilities and shareholders' equity*** | | |
| **Current liabilities** | | |
| Accounts payable and accrued liabilities | $ 1,019.2 | $ 1,028.8 |
| Income and other taxes payable | 31.2 | 103.4 |
| Dividends payable on Common Shares | 20.2 | 20.2 |
| Long-term debt maturing within one year | 453.2 | 38.2 |
| | 1,523.8 | 1,190.6 |
| Deferred liabilities | 715.9 | 720.4 |
| Long-term debt | 3,314.5 | 3,709.0 |
| Future income taxes | 1,075.9 | 1,068.7 |
| **Shareholders' equity** | | |
| Share capital | 1,114.5 | 1,114.1 |
| Contributed surplus | 291.1 | 291.1 |
| Foreign currency translation adjustments | 123.3 | 125.5 |
| Retained income | 1,557.9 | 1,441.7 |
| | 3,086.8 | 2,972.4 |
| ***Total liabilities and shareholders' equity*** | $ 9,716.9 | $ 9,661.1 |

See Notes to Interim Consolidated Financial Statements.

**CANADIAN PACIFIC RAILWAY**

***STATEMENT OF CONSOLIDATED CASH FLOWS***
**(in millions)**

| | For the three months ended March 31 2002 (unaudited) | 2001 restated - Note 3 (unaudited) |
|---|---|---|
| **Operating activities** | | |
| Net income | $ 136.4 | $ 34.8 |
| Add (deduct) items not affecting cash: | | |
| Depreciation and amortization | 88.1 | 81.8 |
| Future income taxes | (43.6) | 12.1 |
| Foreign exchange loss on long-term debt *(Note 3)* | 3.7 | 41.2 |
| Amortization of deferred charges | 5.5 | 6.1 |
| Other | (5.5) | - |
| | 184.6 | 176.0 |
| Restructuring payments | (26.4) | (25.4) |
| Other operating activities, net | (27.2) | (18.7) |
| Change in non-cash working capital balances related to operations | (98.6) | (144.2) |
| **Cash provided by (used in) operating activities** | 32.4 | (12.3) |
| **Investing activities** | | |
| Additions to properties | (60.2) | (30.0) |
| Other investments | 0.9 | 1.2 |
| Track dismantling (costs) net of proceeds from disposal of transportation properties | (3.5) | (3.5) |
| **Cash used in investing activities** | (62.8) | (32.3) |
| **Financing activities** | | |
| Dividends on Common Shares | (20.2) | - |
| Net dividends paid to Canadian Pacific Limited | - | (50.0) |
| Issuance of Common Shares | 0.4 | - |
| Repayment of long-term debt | (4.6) | (1.3) |
| Equity contribution to former affiliates | - | (8.3) |
| Advances from former affiliates | - | 104.0 |
| **Cash (used in) provided by financing activities** | (24.4) | 44.4 |
| **Cash position** | | |
| Decrease in net cash | (54.8) | (0.2) |
| Net cash at beginning of period | 556.9 | 120.3 |
| Net cash at end of period | $ 502.1 | $ 120.1 |
| Net cash is defined as: | | |
| Cash and short-term investments | $ 502.1 | $ 120.1 |

See Notes to Interim Consolidated Financial Statements.

CANADIAN
PACIFIC
RAILWAY

## *STATEMENT OF CONSOLIDATED RETAINED INCOME*
**(in millions)**

| | For the three months ended March 31 2002 (unaudited) | 2001 restated - Note 3 (unaudited) |
|---|---|---|
| Balance, January 1, as previously reported | $ 1,606.8 | $ 1,366.6 |
| Adjustment for change in accounting policy *(Note 3)* | (165.1) | (127.2) |
| Balance, January 1, as restated | 1,441.7 | 1,239.4 |
| Net income for the period | 136.4 | 34.8 |
| Dividends | | |
| Common Shares | (20.2) | - |
| Ordinary Shares | - | (50.0) |
| Balance, March 31 | $ 1,557.9 | $ 1,224.2 |

See Notes to Interim Consolidated Financial Statements.

## NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
## (unaudited)

### 1 Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited's 2001 annual consolidated financial statements, except as explained in Note 3 below and should be read in conjunction with the annual consolidated financial statements.

### 2 Reorganization

For the periods prior to October 1, 2001, Canadian Pacific Railway Company ("CPRC") was a wholly owned subsidiary of Canadian Pacific Limited ("CPL"). On October 1, 2001, as part of a corporate Plan of Arrangement, CPL distributed its interests in CPRC to a newly created, publicly held company, Canadian Pacific Railway Limited ("CPRL"). As a result, CPRC is now a wholly owned subsidiary of CPRL. As CPRL, CPRC and CPRC's subsidiaries (collectively referred to as "CPR" or "Canadian Pacific Railway") were under the control of CPL, the transaction was accounted for in a manner similar to a pooling-of-interests and the historical financial information of CPRC became the historical financial information of newly formed CPRL.

At March 31, 2001, CPR had recorded charges of $15.6 million due to the spin-off and related incentive compensation. In September 2001, as part of the corporate reorganization, CPRC paid a return of capital of $700.0 million to CPL.

### 3 Changes in accounting policy

**Foreign currency translation**
Effective January 1, 2002, CPR adopted retroactively with restatement the new Canadian Institute of Chartered Accountants accounting standard for the treatment of foreign exchange gains and losses. The result of this restatement was to reduce opening retained income at January 1, 2001, by $127.2 million, decrease future income taxes at January 1, 2001, by $22.8 million, and reduce net income for the year ended December 31, 2001, by $37.9 million.

Under the new standard, foreign exchange gains/losses on long-term debt can no longer be deferred and amortized to income. As a result, long-term debt of approximately CDN$2.8 billion denominated in U.S. dollars must be marked-to-market in Canadian dollars at the end of each reporting period. The impact on income will be partially mitigated by a designated net investment hedge of approximately CDN$1.4 billion in self-sustaining U.S. subsidiaries.

Foreign exchange gains/losses on long-term debt have been shown as a separate item on the income statement. For the three months ended March 31, 2001, the restated net income decreased by $33.6 million. This decrease is comprised of foreign exchange losses on long-term debt during the period of $41.2 million ($36.7 million after tax) offset by $4.4 million ($3.1 million after tax) of amortization related to foreign exchange on long-term debt that had been charged to income in 2001 under the old accounting standard.

**Stock-based compensation**
Effective January 1, 2002, CPR adopted prospectively Section 3870 "Stock-based Compensation and Other Stock-based Payments." The effect on net income of adopting this standard was immaterial.

*NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS*
*(unaudited)*

### 4 *Other charges*

| (in millions) | For the three months ended March 31 2002 | 2001 |
|---|---|---|
| Amortization of discount on accruals recorded at present value | $ 5.5 | $ 6.1 |
| Other exchange losses (gains) | 4.5 | (6.1) |
| Charges on sale of accounts receivable | 0.7 | 1.8 |
| Other | 2.0 | 0.9 |
| Total other charges | $ 12.7 | $ 2.7 |

Included in "Other" above are charges related to the early redemption of CPR's 8.85% Debentures, specifically a call premium of $17.5 million and accelerated amortization of deferred financing charges of $2.5 million, which were largely offset by $20.0 million of interest income on an income tax settlement related to prior years.

### 5 *Interest expense*

| (in millions) | For the three months ended March 31 2002 | 2001 |
|---|---|---|
| Interest expense | $ 67.9 | $ 47.5 |
| Interest income | (3.6) | (1.9) |
| Total interest expense | $ 64.3 | $ 45.6 |

### 6 *Restructuring charges and environmental remediation*

At March 31, 2002, the provision for restructuring and environmental remediation was $523.0 million (December 31, 2001 - $551.0 million). This provision primarily includes labour liabilities for restructuring plans that are, in many cases, substantially implemented. The majority of the provision consists of expected residual payments to protected employees and the cost of a multi-year soil remediation program.

During the second quarter of 2001, CPR announced an additional restructuring initiative to reduce costs by eliminating 500 positions. The reductions occurred mostly in administrative areas, but also affected operating areas, particularly fleet maintenance. This initiative required an increase to the provision of $59.5 million. This change was offset by a net reduction of $65.0 million of previously accrued initiatives. The reductions resulted from a decrease in the number of surplus crews due to a projected increase in traffic volumes, modifications to branch line rationalization plans resulting from changes in the regulatory environment, and reduced rationalization costs stemming from rule modifications in the latest collective agreements. In the fourth quarter of 2001, the provision was further reduced by $7.2 million due to experience gains.

## *NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)*

### *7 Earnings per share*

At March 31, 2002, the number of shares outstanding was 158.4 million.

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPRL shares outstanding during the period. For the period ended March 31, 2001, basic earnings per share have been calculated using the number of shares outstanding immediately after completion of the corporate reorganization on October 1, 2001 (see Note 2).

Diluted earnings per share have been calculated using the treasury stock method which gives effect to the dilutive value of outstanding options. At March 31, 2002, there were 0.8 million replacement options outstanding that had been exchanged after the spin-off for CPL stock options held by CPL employees. A further 4.2 million new stock options have been issued to CPR employees since the October 2001, corporate reorganization. For the period ended March 31, 2001, the dilutive effect of stock options was calculated based on the 0.9 million replacement options outstanding immediately after the completion of the corporate reorganization.

The number of shares used in earnings per share calculations is reconciled as follows:

| | For the three months ended March 31 | |
|---|---|---|
| (in millions) | 2002 | 2001 |
| Weighted average shares outstanding | 158.4 | 158.3 |
| Dilutive effect of stock options | 1.1 | 0.4 |
| Weighted average diluted shares outstanding | 159.5 | 158.7 |
| (in dollars) | | |
| Basic earnings per share | $ 0.86 | $ 0.22 |
| Diluted earnings per share | $ 0.86 | $ 0.22 |

### *8 Stock-based compensation – additional disclosure*

On February 19, 2002, CPR issued 1,478,725 options to purchase Common Shares under stock option plans at the five-day weighted average trading price of $30.50 per share. Concurrently, there were 482,112 stock appreciation rights issued in tandem with the options at an exercise price of $30.50. Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

In accordance with the intrinsic value method of accounting for stock-based compensation, these options do not result in a charge to net income. Had CPR used the fair value method, the fair value of options would have been amortized to compensation expense over the vesting period of the options. Under the fair value method, CPR's pro forma compensation expense would have increased by $0.4 million, resulting in a pro forma net income for the three months ended March 31, 2002, of $136.0 million. Based on this pro forma net income, basic earnings per share would remain the same at $0.86 per share, while diluted earnings per share would be reduced by $0.01 to $0.85 per share.

## NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

### 8 *Stock-based compensation – additional disclosure* (continued)

Under the fair value method, the pro forma fair value of options at the grant date calculated using the Black-Scholes option-pricing model is estimated to be $7.9 million. The weighted average assumptions were approximately:

| | 2002 |
|---|---|
| Expected option life *(years)* | 4.5 |
| Risk-free interest rate | 4.45% |
| Expected stock price volatility | 30% |
| Expected annual dividends per share | $ 0.51 |

### 9 *Consolidated financial ratios*

The following ratios are provided in connection with CPR's continuous offering of medium-term notes, and are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in Canada. The asset coverage ratios are calculated at the dates indicated, and the interest coverage ratios are for the 12-month period then ended.

| (times) | March 31 2002 | December 31 2001 restated - Note 3 |
|---|---|---|
| Interest coverage on long-term debt | | |
| Interest coverage on long-term debt before non-recurring items and foreign exchange on long-term debt | 3.1 | 3.6 |
| Interest coverage on long-term debt after non-recurring items and foreign exchange on long-term debt | 3.2 | 3.2 |
| Net tangible asset coverage on long-term debt | | |
| Before the effect of future income taxes | 2.1 | 2.1 |
| After the effect of future income taxes | 1.8 | 1.8 |

### 10 *Reclassification*

Certain prior year's figures have been reclassified to conform with the presentation adopted in 2002.

## *OTHER ISSUES*

### Other Financial Updates

*Operating activities*
Cash provided by operating activities for the three months ended March 31, 2002, was $32.4 million, up $44.7 million from the same period in 2001. This increase is attributable to improved earnings quarter over quarter.

*Investing activities*
Cash used in investing activities for the three months ended March 31, 2002, was $62.8 million, an increase of $30.5 million compared with the same period in 2001. This increase is attributable to higher capital spending quarter over quarter. To date, CPR's additions to property are meeting expected spending levels and are in line with the targeted capital program for 2002.

*Financing activities*
Cash used in financing activities for the first quarter of 2002 was $24.4 million as CPR relied on internal cash reserves to finance operating activities and dividend payments in the period. Cash used in financing activities increased by $68.8 million compared with the same period in 2001, mainly due to temporary financing obtained from former CPL affiliates in 2001.

CPR has available, as sources of financing, credit facilities of up to $660.0 million. CPR anticipates that it can raise capital in excess of these amounts, if required, while maintaining its credit quality in international debt markets. CPR's unsecured long-term debt securities are rated "Baa2" and "BBB" by Moody's Investors Service, Inc. and Standard and Poor's Corporation, respectively.

*Balance sheet*
At March 31, 2002, CPR's assets totalled $9,716.9 million, an increase of $55.8 million from $9,661.1 million at December 31, 2001. This change is due to an increase in materials and supplies, mainly rails and ties acquired for CPR's seasonal track maintenance program, as well as an increase in other assets and deferred charges for an insurance recovery accrual related to the derailment at Minot, North Dakota, which occurred in January 2002.

CPR's known contractual obligations and commitments to make future payments under contracts such as debt, lease agreements and commercial commitments, as reported on pages 32 and 33 of CPRL's 2001 Annual Report, have not changed materially in aggregate. The effect of early redemption of CPR's 2022 8.85% Debentures would accelerate the timing of payments related to long-term debt, increasing the amount payable in 2002 by $415.9 million and decreasing payments due after 2006.

### Financial Instruments

*Forward foreign currency exchange contracts*
At March 31, 2002, CPR had entered into foreign exchange contracts to sell approximately US$125.0 million at effective exchange rates ranging from 1.45 to 1.47 for 2002. At March 31, 2002, the unrealized loss on forward foreign currency exchange contracts was CDN$19.0 million.

*Commodity contracts*
At March 31, 2002, CPR had entered into crude oil futures contracts to purchase approximately 6,599,000 barrels over the period 2002 to 2006 at average annual prices ranging from US$23.59 to US$20.38 per barrel. At March 31, 2002, the unrealized gain on crude oil futures was CDN$19.0 million.

### Labour Issues
CPR currently has settlements in place with 84% of its unionized workforce in North America. In Canada, CPR has agreements in place with all seven labour organizations. Three extend to the end of 2002, two extend to the end of 2003 and two extend to the end of 2004. On CPR's Soo Line subsidiary, a settlement extending to the end of 2004 has been reached with one of 16 bargaining units, and the balance are up for renegotiation. On the Delaware and Hudson subsidiary, agreements are in place with eight of the 14 bargaining units, with six extending to the end of 2002 and two extending to the end of 2004.

**CANADIAN PACIFIC RAILWAY**

## Summary of Rail Data

| | First Quarter | | | |
|---|---|---|---|---|
| | 2002 | 2001 [1] | Variance | % |
| **Financial** | | | | |
| (millions, except per share data) | | | | |
| Revenues | | | | |
| Freight | $839.8 | $879.3 | ($39.5) | (4.5) |
| Other | 35.6 | 39.0 | (3.4) | (8.7) |
| | 875.4 | 918.3 | (42.9) | (4.7) |
| Expenses [2] | | | | |
| Compensation and benefits | 289.3 | 296.3 | (7.0) | (2.4) |
| Fuel | 83.6 | 113.5 | (29.9) | (26.3) |
| Materials | 48.5 | 63.7 | (15.2) | (23.9) |
| Equipment rents | 64.5 | 69.0 | (4.5) | (6.5) |
| Depreciation and amortization | 88.1 | 81.8 | 6.3 | 7.7 |
| Purchased services and other | 125.5 | 142.0 | (16.5) | (11.6) |
| | 699.5 | 766.3 | (66.8) | (8.7) |
| Operating income [2] | 175.9 | 152.0 | 23.9 | 15.7 |
| Other charges | 12.7 | 2.7 | 10.0 | 370.4 |
| Interest expense | 64.3 | 45.6 | 18.7 | 41.0 |
| Income tax expense [3] | 31.0 | 41.7 | (10.7) | (25.7) |
| Net income [3] | 67.9 | 62.0 | 5.9 | 9.5 |
| Foreign exchange loss on long-term debt | (3.7) | (41.2) | 37.5 | - |
| Non-recurring items: | | | | |
| Spin-off related and incentive compensation charges | - | (15.6) | 15.6 | - |
| Income tax recovery | - | 18.9 | (18.9) | - |
| Income tax settlement related to prior years | 72.0 | - | 72.0 | - |
| Income tax on non-recurring items | - | 6.2 | (6.2) | - |
| Income tax on foreign exchange on long-term debt | 0.2 | 4.5 | (4.3) | - |
| Net income | $136.4 | $34.8 | $101.6 | 292.0 |
| EPS | | | | |
| Basic earnings per share | $0.86 | $0.22 | $0.64 | 290.9 |
| Diluted earnings per share | $0.86 | $0.22 | $0.64 | 290.9 |
| EPS - excludes non-recurring items & foreign exchange on LTD | | | | |
| Basic earnings per share | $0.43 | $0.39 | $0.04 | 10.3 |
| Diluted earnings per share | $0.43 | $0.39 | $0.04 | 10.3 |
| Weighted average number of shares outstanding (millions) | 158.4 | 158.3 | 0.1 | 0.1 |
| Operating ratio (%) [2] | 79.9 | 83.4 | (3.5) | - |
| ROCE (%) [3,4] | 13.6 | 14.2 | (0.6) | - |
| Net debt to net debt + equity (%) | 51.4 | 40.9 | 10.5 | - |
| EBIT (millions) [3,4] | $163.2 | $149.3 | $13.9 | 9.3 |
| EBITDA (millions) [3,4] | $251.3 | $231.1 | $20.2 | 8.7 |

[1] Prior period has been restated to conform with presentation in 2002.
[2] Excludes non-recurring items.
[3] Excludes non-recurring items and foreign exchange on long-term debt.
[4] EBIT: Earnings before interest and taxes.
EBITDA: Earnings before interest, taxes, and depreciation and amortization.
ROCE: Return on capital employed = EBIT (last 12 months) divided by average net debt plus equity.

CANADIAN PACIFIC RAILWAY

## Summary of Rail Data (Page 2)

| | First Quarter | | | |
|---|---|---|---|---|
| | 2002 | 2001 | Variance | % |
| **Commodity Data** | | | | |
| **Freight Revenues (millions)** | | | | |
| - Grain | $154.1 | $192.0 | ($37.9) | (19.7) |
| - Coal | 106.2 | 108.9 | (2.7) | (2.5) |
| - Sulphur and fertilizers | 104.8 | 107.4 | (2.6) | (2.4) |
| - Forest products | 91.5 | 88.3 | 3.2 | 3.6 |
| - Industrial products | 104.4 | 111.7 | (7.3) | (6.5) |
| - Intermodal | 200.1 | 199.6 | 0.5 | 0.3 |
| - Automotive | 78.7 | 71.4 | 7.3 | 10.2 |
| Total Freight Revenues | $839.8 | $879.3 | ($39.5) | (4.5) |
| **Millions of Revenue Ton Miles (RTM)** | | | | |
| - Grain | 5,326 | 6,730 | (1,404) | (20.9) |
| - Coal | 5,155 | 5,853 | (698) | (11.9) |
| - Sulphur and fertilizers | 3,978 | 4,234 | (256) | (6.0) |
| - Forest products | 2,785 | 2,695 | 90 | 3.3 |
| - Industrial products | 3,100 | 3,367 | (267) | (7.9) |
| - Intermodal | 5,012 | 4,943 | 69 | 1.4 |
| - Automotive | 699 | 595 | 104 | 17.5 |
| Total RTMs | 26,055 | 28,417 | (2,362) | (8.3) |
| **Freight Revenue per RTM (cents)** | | | | |
| - Grain | 2.89 | 2.85 | 0.04 | 1.4 |
| - Coal | 2.06 | 1.86 | 0.20 | 10.8 |
| - Sulphur and fertilizers | 2.63 | 2.54 | 0.09 | 3.5 |
| - Forest products | 3.29 | 3.28 | 0.01 | 0.3 |
| - Industrial products | 3.37 | 3.32 | 0.05 | 1.5 |
| - Intermodal | 3.99 | 4.04 | (0.05) | (1.2) |
| - Automotive | 11.26 | 12.00 | (0.74) | (6.2) |
| Freight Revenue per RTM | 3.22 | 3.09 | 0.13 | 4.2 |
| **Carloads (thousands)** | | | | |
| - Grain | 69.1 | 90.3 | (21.2) | (23.5) |
| - Coal | 87.3 | 93.0 | (5.7) | (6.1) |
| - Sulphur and fertilizers | 44.6 | 46.5 | (1.9) | (4.1) |
| - Forest products | 44.3 | 43.7 | 0.6 | 1.4 |
| - Industrial products | 67.0 | 72.5 | (5.5) | (7.6) |
| - Intermodal | 222.5 | 224.7 | (2.2) | (1.0) |
| - Automotive | 41.8 | 40.1 | 1.7 | 4.2 |
| Total Carloads | 576.6 | 610.8 | (34.2) | (5.6) |
| **Freight Revenue per Carload** | | | | |
| - Grain | $2,230 | $2,126 | $104 | 4.9 |
| - Coal | 1,216 | 1,171 | 45 | 3.8 |
| - Sulphur and fertilizers | 2,350 | 2,310 | 40 | 1.7 |
| - Forest products | 2,065 | 2,021 | 44 | 2.2 |
| - Industrial products | 1,558 | 1,541 | 17 | 1.1 |
| - Intermodal | 899 | 888 | 11 | 1.2 |
| - Automotive | 1,883 | 1,781 | 102 | 5.7 |
| Freight Revenue per Carload | 1,456 | 1,440 | 16 | 1.1 |

CANADIAN PACIFIC RAILWAY

## Summary of Rail Data (Page 3)

| | First Quarter | | | |
|---|---|---|---|---|
| | 2002 | 2001 | Variance | % |
| **Operations and Productivity** | | | | |
| Freight gross ton miles (GTM) (millions) | 49,804 | 53,282 | (3,478) | (6.5) |
| Revenue ton miles (RTM) (millions) | 26,055 | 28,417 | (2,362) | (8.3) |
| Freight revenue per RTM (cents) | 3.22 | 3.09 | 0.13 | 4.2 |
| Total operating expenses per RTM [1] (cents) | 2.68 | 2.70 | (0.02) | (0.7) |
| Total operating expenses per GTM [1] (cents) | 1.40 | 1.44 | (0.04) | (2.8) |
| Number of active employees at end of period | 15,481 | 16,959 | (1,478) | (8.7) |
| Average number of active employees | 15,247 | 16,940 | (1,693) | (10.0) |
| Miles of road operated at end of period | 13,893 | 13,938 | (45) | (0.3) |
| GTMs per average active employee (000) | 3,266 | 3,145 | 121 | 3.8 |
| GTMs per mile of road operated (000) | 3,585 | 3,823 | (238) | (6.2) |
| GTMs per active locomotive per day (000) | 688 | 658 | 30 | 4.6 |
| Average train weights (tons) | 5,524 | 5,448 | 76 | 1.4 |
| Average train speed (mph) | 25.5 | 26.6 | (1.1) | (4.1) |
| On line car miles per car day | 159 | 135 | 24 | 17.8 |
| U.S. gallons of fuel per 1,000 GTMs | 1.29 | 1.30 | (0.01) | (0.8) |
| Average fuel price excluding provincial fuel taxes (U.S. dollar per U.S. gallon) | 0.72 | 0.98 | (0.26) | (26.5) |
| FRA personal injuries per 200,000 employee hours | 3.9 | 4.2 | (0.3) | (7.1) |
| FRA train accidents per million train miles | 1.3 | 2.4 | (1.1) | (45.8) |

[1] Excludes non-recurring items.